SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 10, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2010

Buenos Aires, Argentina, February 10, 2011 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2010 (“4Q10”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.274.4 million in 4Q10. This result was 13% higher than the Ps.241.8 million posted for the fourth quarter of 2009 (“4Q09”) and 2% higher than the result posted in the third quarter of 2010 (“3Q10”). In 4Q10, the annualized return on average equity (“ROAE”) and return on average assets (“ROAA”) were 27.3% and 3.7%, respectively.

•	In 4Q10, the Bank’s net financial income was Ps.647.8 million growing 8% compared to 3Q10 due to higher income from interest on loans supported by the significant loan growth achieved.

•
In 4Q10, Banco Macro’s financing to the private sector grew 14% or Ps.1.9 billion quarter on quarter (“QoQ”) excluding liquidity administration credit lines. Within the commercial credit lines, documents and structured loans to SMEs grew 24% and 15% QoQ respectively. While among consumer credit lines, credit cards and consumer loans expanded 17% and 13% QoQ respectively.

•
In 4Q10, total deposits grew 3% QoQ, totalling Ps.23.4 billion and representing 80% of the Bank’s total liabilities. Private sector deposits grew 8% in 4Q10, led by transactional deposits which increased 16%.

•
In 4Q10, the Bank’s non-performing financing to total financing ratio improved to 2.1%. During the 4Q10 the Bank decided to create provisions, for Ps.64.7 million, in excess of those required by the Argentine Central Bank (“BCRA”) and to comply with the provisioning policy established by the Bank.  Therefore, due to the improvement in the NPL portfolio and the additional provisions, the coverage ratio reached 147.2%.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.6 billion (24.7% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 51.9% of its total deposits in 4Q10.

RESULTS

Earnings per outstanding share were Ps.0.46 in 4Q10, 13% higher than 4Q09 and 2% higher than 3Q10. In fiscal year (FY) 2010 earnings per outstanding share of Ps.1.70 were 34% higher than FY2009’s Ps.1.26.

EARNINGS PER SHARE	MACRO Consolidated
	IV09	I10	II10	III10	IV10

Net income (M $)	241.8	246.0	222,1	267.9	274.4
Average shares outstanding (M)	594.5	594.5	594.5	594.5	594.5
Average shares in portfolio (M)	0.0	0.0	0.0	0.0	0.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per issued share ($)	5.65	6.06	6.07	6.52	6.99
Earnings per outstanding share ($)	0.41	0.41	0.37	0.45	0.46

Since September 20, 2010, Banco Macro has consolidated its financial statements with the financial statements of Banco Privado de Inversiones S.A.

Banco Macro’s 4Q10 net income of Ps.274.4 million rose 13% or Ps.32.6 million year over year (“YoY”) and 2% or Ps.6.5 million QoQ.  In 4Q10, Banco Macro accounted additional provisions for Ps.64.7 million.  Had we excluded these provisions, 4Q10 net income would have been Ps.339.1 million.

In FY2010, Banco Macro earned Ps.1,010.4 million, 34% or Ps.258.5 million higher than  the FY2009. The Bank’s annualized ROAE and ROAA were 27.1% and 3.6% respectively, higher than FY2009’s ROAE and ROAA of 24.6% and 3.0% respectively.  Had we excluded 4Q10’s additional provisions, FY2010 net income would have been Ps.1,075.1 million (28.8% ROAE and 3.8% ROAA).

The leverage of Banco Macro’s balance sheet (8.1 assets to equity ratio) remained lower than the system and our competitors’ average, according to figures published by the Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Net financial income	585.1	654.0	496.7	599.7	647.8
Provision for loan losses	-64.6	-37.8	-23.2	-25.2	-128.8
Net fee income	214.9	220.3	241.7	265.0	312.2
	735.4	836.5	715.2	839.5	831.2
Administrative expenses	-418.9	-414.2	-454.2	-471.8	-577.1
Operating result	316.5	422.3	261.0	367.7	254.1
Minority interest	-1.6	-1.5	-1.8	-2.0	-1.6
Net other income	-28.1	15.0	35.2	22.3	5.5
Net income before income tax	286.8	435.8	294.4	388.0	258.0
Income tax	-45.0	-189.8	-72.3	-120.1	16.4
NET INCOME	241.8	246.0	222.1	267.9	274.4

4Q10 Results	Page 2 of 18

The Bank’s total financial income of Ps.1,005.7 million increased 8% as compared to the previous quarter and increased 7% YoY, due to interest on loans.

Interest on loans represented 68% of total financial income compared to 63% in 3Q10 and 57% in 4Q09.  In addition, interest on loans was 17% higher than 3Q10’s level and 28% above 4Q09´s level on the back of the Bank’s loan growth. This positive performance took place in a macroeconomic scenario of decreasing interest rates where the Bank’s average private sector lending rate was 17.8% in 4Q10 compared to 19.2% in 4Q09.

In 4Q10, income from government and private securities decreased 8% QoQ, mainly due to lower income from Lebacs/Nobacs. The average portfolio of Lebacs/Nobacs in the 4Q10 was 12% lower QoQ.

YoY, income from securities declined 44%, or Ps.168.5 million, as a result of the Bank´s reduction in its special investment account bond portfolio during 4Q09. Additionally, income from Lebacs/Nobacs declined 20% YoY with a 15% smaller portfolio.

On the other hand, income from guaranteed loans showed an increase Ps.18.1 million QoQ and Ps.36.1 million YoY, due to valuation adjustments resulting from the present value appraisal of the portfolio determined by reference to figures published by the BCRA (Communication "A" 4898 and supplementary).

Income from differences in quoted prices of foreign currency increased Ps.24.5 million YoY (the average exchange rate depreciated 4%) due to a higher FX position revaluation and higher income from FX trading.

Other financial income increased Ps.22.5 million compared to 4Q09 due to higher income from forward foreign currency transactions payable in pesos, and higher interest rates accrued on Repo transactions.

4Q10 Results	Page 3 of 18

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Interest on cash and due from banks	0.1	0.0	0.0	0.2	0.1
Interest on loans to the financial sector	0.8	2.0	3.0	4.2	4.5
Interest on overdrafts	76.4	59.6	63.4	69.0	86.8
Interest on documents	43.5	34.7	35.7	35.7	40.2
Interest on mortgages loans	25.9	25.7	27.6	28.3	30.9
Interest on pledges loans	11.1	11.5	12.8	12.7	14.3
Interest on credit cards loans	45.9	47.4	49.7	48.3	64.6
Interest on other loans	331.7	345.2	364.7	387.6	441.3
Interest on other receivables from finan. interm.	0.0	0.1	0.5	0.1	0.3
Income from government & private securities,net (1)	382.4	369.6	171.8	233.4	213.9
Net options results	0.0	0.6	0.0	0.0	0.0
Income from Guaranteed Loans	3.7	0.1	0.5	21.7	39.8
CER adjustment	7.8	1.0	1.8	35.7	7.7
CVS adjustment	0.2	0.2	0.1	0.3	0.1
Difference in quoted prices of foreign currency	11.0	43.8	48.2	32.6	35.5
Other	3.2	31.0	35.3	25.3	25.7

Total financial income	943.7	972.5	815.1	935.1	1,005.7

(1) Income from government & private securities
LEBAC / NOBAC	170.6	162.0	145.0	160.0	136.5
Other	211.8	207.6	26.8	73.4	77.4
TOTAL	382.4	369.6	171.8	233.4	213.9

The Bank’s financial expense totalled Ps.357.9 million increasing 7% (Ps.22.5 million) compared with previous quarter and remained relatively stable compared to 4Q09.

In 4Q10, interest on deposits represented 73% of the Bank’s total financial expenses. Interest on deposits increased by 6% or Ps.14.3 million QoQ mainly due a 6% increase in average time deposits base. The average interest rate paid on CDs in 4Q10 remained relatively stable compared to the previous quarter.

On an annual basis, interest on deposits decreased 1%, although the average time deposit base grew 22%, due to lower interest rates paid on CDs (from 10.3% average in 4Q09 to 8.3% average in 4Q10).

On the other hand, other financial expenses grew 13% or Ps.6.4 million QoQ due to higher turnover tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Interest on checking accounts	3.7	3.0	1.0	0.1	0.0
Interest on saving accounts	4.6	4.6	4.9	5.1	5.0
Interest on time deposits	254.5	230.0	229.8	240.1	254.6
Interest on loans from financial sector	1.4	1.1	1.1	1.2	1.0
Interest on other liabilities from financial interm.	19.5	16.2	15.2	15.5	16.0
Interest on subordinated notes	14.1	14.1	14.2	14.4	14.7
Other Interest	0.5	0.5	0.5	0.4	0.6
CER adjustments	1.0	1.4	1.4	1.0	1.1
Deposits Guarantee Fund	7.7	7.9	8.4	9.0	9.9
Other	51.6	39.7	41.9	48.6	55.0

Total Financial Expense	358.6	318.5	318.4	335.4	357.9

4Q10 Results	Page 4 of 18

In 4Q10, the Bank’s net interest margin was 11.4%, slightly higher than the 11.3% posted in 3Q10. Excluding the income from government bonds and guaranteed loans, the Bank’s net interest margin would have been 9.1% compared to the 8.3% in 3Q10, evidencing the bank's ability to expand the margin given the growth in consumer lending.

In 4Q10, Banco Macro’s net fee income of Ps.312.2 was 18% higher QoQ and 45% YoY, including the impact of the inclusion of Banco Privado. Excluded Banco Privado from the analysis the increase of net fee income would have been 16% QoQ and 42% YoY.

The increase was mainly driven by fees on deposit accounts, by debit and credit cards fees and credit-related fees. Structured transactions and trusts fees increased within the credit-related fees.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Fee charges on deposit accounts	171.4	179.4	193.7	210.7	232.3
Debit and credit card income	47.8	47.7	50.9	57.8	66.1
Other fees related to foreign trade	7.2	5.2	9.5	6.2	7.5
Credit-related fees	18.6	20.0	18.0	22.4	36.2
Lease of safe-deposit boxes	6.0	6.0	6.2	7.7	12.2
Other	26.8	24.7	31.5	34.2	38.5
Total fee income	277.8	283.0	309.8	339.0	392.8

Total fee expenses	62.9	62.7	68.1	74.0	80.6

Net fee income	214.9	220.3	241.7	265.0	312.2

In 4Q10 Banco Macro’s administrative expenses of Ps.577.1 million were 22% or Ps.105.3 million higher than 3Q10, mainly due to personnel expenses.

Personnel expenses grew 21% QoQ due to the provision for the payment of bonuses which totalled Ps.50 million. Excluding this non-recurrent provision, personnel expenses would have grown 4% QoQ, that was explained by the inclusion of Banco Privado (Ps.5.5 million) and the portion of the 13th salary related to the one-time payment done in October (Ps.8 million).

Personnel expenses increased 34% in FY2010 compared to FY09, primarily due to the 23.5% salary increase agreed with the labor union in March 2010 (effective as of January 2010) and the impact of the provisions mentioned above.

The efficiency ratio reached 55.8% in FY2010. Had we excluded the impact of the charge for the special payment registered in 4Q10, the Bank’s efficiency ratio would have been 54% as of 4Q10, similar to the previous quarter.

4Q10 Results	Page 5 of 18

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Personnel expenses	273.6	279.7	283.0	304.0	367.2
Directors & statutory auditors´fees	3.7	4.2	17.0	9.4	28.8
Other professional fees	17.7	17.2	20.6	20.9	22.5
Advertising & publicity	15.9	8.5	13.3	16.3	25.3
Taxes	18.3	20.3	30.3	25.2	26.7
Depreciation of equipment	14.0	14.0	14.3	14.6	15.4
Amortization of organizational costs	9.1	9.6	10.2	11.2	12.3
Other operating expenses	60.3	55.8	60.3	63.2	69.1
Other	6.3	4.9	5.2	7.0	9.8
Total Administrative Expenses	418.9	414.2	454.2	471.8	577.1
			373
Total Employees	7,810	7,807	7,864	8,060	8,154
Branches	408	408	403	400	404

Efficiency ratio	52.4%	47.4%	61.5%	54.6%	60.1%

Efficiency ratio accumulated	48.0%	47.4%	53.8%	54.1%	55.8%

In 4Q10, the Bank’s net other income decreased Ps.16.8 million due to lower other income as compared to 3Q10.

NET OTHER INCOME	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Other Income
Penalty interest	5.8	6.4	8.8	5.7	5.9
Recovered loans and allowances reversed	11.7	23.1	10.6	19.8	16.5
Other	11.3	6.1	32.0	24.6	8.0
Total Other Income	28.8	35.6	51.4	50.1	30.4

Other Expense
Uncollected charges for other loans and other provisions	2.0	7.5	4.3	8.2	12.5
Difference in amparos amortization	4.0	4.2	4.3	4.5	4.5
Goodwill amortization	2.1	2.1	2.1	2.6	3.5
Other Expense	48.8	6.8	5.5	12.5	4.4
Total Other Expense	56.9	20.6	16.2	27.8	24.9

Net Other Income	-28.1	15.0	35.2	22.3	5.5

In FY 2010, Banco Macro’s effective income tax rate was 26.6% lower than 46.7% registered in FY 2009 due to a lower government securities gains for tax purposes.

4Q10 Results	Page 6 of 18

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), but excluding short term advances to companies with AAA local rating, totalled Ps.16.4 billion, showing an increase of 14% or Ps.1.9 billion QoQ and 40% or Ps.4.7 billion YoY.

Within commercial loans, discounted documents grew 24% QoQ, overdrafts increased 21% QoQ and structured loans rose 15% QoQ.

Within retail loans, credit card increased 17% QoQ, personal loans grew 13% QoQ and mortgage and pledged loans 11%.

Financial trusts declined 16% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV09	I10	II10	III10	IV10	IV10/III10	IV10/IV09

Overdrafts (total)	1,436.3	1,254.9	1,671.8	1,684.3	2,033.0	21%	42%
Overdrafts	1,169.2	1,215.0	1,352.3	1,535.0	1,820.9	19%	56%
AAA (liquidity administration)	267.1	39.9	319.5	149.3	212.1	42%	-21%
Discounted documents	1,412.6	1,341.5	1,326.3	1,451.8	1,805.2	24%	28%
Mortgages loans	746.8	802.0	791.2	827.2	902.7	9%	21%
Pledges loans	262.5	282.3	295.1	298.1	347.3	17%	32%
Consumer loans	4,006.6	4,234.1	4,668.1	5,150.5	5,802.4	13%	45%
Credit Cards loans	950.1	970.0	1,021.9	1,326.5	1,553.2	17%	63%
Others	2,271.8	2,447.4	2,739.8	2,865.2	3,302.2	15%	45%
Total credit to the private sector	11,086.7	11,332.2	12,514.2	13,603.6	15,746.0	16%	42%
Financial trusts	597.0	697.2	680.0	726.3	612.1	-16%	3%
Leasing	274.1	247.6	231.0	229.8	247.4	8%	-10%
Total credit w/ f. trusts and leasing	11,957.8	12,277.0	13,425.2	14,559.7	16,605.5	14%	39%

Total credit w/o liquidity administration	11,690.7	12,237.1	13,105.7	14,410.4	16,393.4	14%	40%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.5% in 4Q10, showing a decline from the 2.9% posted in 3Q10 and the 3.9% of 4Q09. The Bank’s exposure to the public sector remained below the system’s average (13%).

The decline of other government securities in the quarter was partially offset by the increase in the value of guaranteed loans.

4Q10 Results	Page 7 of 18

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

LEBAC / NOBAC B.C.R.A.	5,157.0	4,890.9	4,855.9	5,127.1	3,849.3
Other	824.2	336.3	389.5	647.2	480.3
Government securities	5,981.2	5,227.2	5,245.4	5,774.3	4,329.6
Guaranteed loans	190.5	186.3	183.8	236.4	280.6
Provincial loans	16.0	152.6	48.0	41.8	55.8
Government securities loans	10.9	0.0	0.0	0.0	0.0
Loans	217.4	338.9	231.8	278.3	336.4
Purchase of government bonds	16.2	16.4	16.6	16.8	16.5
Other receivables	16.2	16.4	16.6	16.8	16.5

TOTAL PUBLIC SECTOR ASSETS	6,214.8	5,582.5	5,493.8	6,069.3	4,682.5

TOTAL PUBLIC SECTOR LIABILITIES	110.5	89.5	100.9	98.2	92.1

Net exposure	6,104.3	5,493.0	5,393.0	5,971.1	4,590.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,057.8	691.6	637.9	942.3	833.2

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.9%	2.5%	2.1%	2.9%	2.5%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.5%	2.1%	1.8%	2.6%	2.2%

FUNDING

Deposits

Banco Macro’s deposit base totalled Ps.23.4 billion in 4Q10. Deposits remained the Bank’s most important source of funding, growing 26% YoY and 3% QoQ and represented 80% of the Bank’s total liabilities.

The increase of Private sector deposits in 4Q10 was led by transactional deposits which increased 16% QoQ and 30% YoY. Time deposits grew by 13% YoY and 1% in the quarter.

Public sector deposits declined 9% or Ps.508.2 million in the quarter.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 09	I 10	II 10	III 10	IV 10	Q to Q	Y to Y

Public sector	3,613.9	4,312.4	5,134.5	5,724.3	5,216.1	-9%	44%

Financial sector	14.1	10.9	14.2	10.9	15.8	45%	12%

Private sector	14,964.9	15,189.9	16,146.7	16,905.7	18,175.5	8%	21%
Checking accounts	3,275.8	3,256.1	3,716.7	3,730.4	4,178.7	12%	28%
Savings accounts	3,445.6	3,236.3	3,523.2	3,771.6	4,526.7	20%	31%
Time deposits	7,711.5	8,140.7	8,090.9	8,592.7	8,714.1	1%	13%
Other	532.0	556.8	815.9	811.0	756.0	-7%	42%
TOTAL	18,592.9	19,513.2	21,295.4	22,640.9	23,407.4	3%	26%

4Q10 Results	Page 8 of 18

Other sources of funds

In 4Q10, the total amount of other sources of funds increased 5% or Ps.243 million as compared with 3Q10, based on the increase in shareholders equity. The increase in equity of Ps.274.4 million was originated by 4Q10 net income. The other sources of funds decreased by 2%.

OTHER FUNDING	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Central Bank	1.9	1.9	1.7	1.6	1.9
Banks and international institutions	227.2	30.2	32.0	53.6	45.7
Financing received from Argentine financial institutions	191.2	109.6	103.2	94.1	76.9
Subordinated corporate bonds	572.5	598.2	591.5	610.5	598.5
Unsubordinated corporate bonds	616.7	622.0	631.5	631.0	636.4
Shareholders´ equity	3,358.8	3,604.8	3,610.5	3,878.4	4,152.8
Total Funding	4,968.3	4,966.8	4,970.4	5,269.2	5,512.2

In December 2010, Banco Macro’s average cost of funds was 5.07%, slightly lower than previous quarter and one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 43% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 4Q10, the Bank’s liquid assets amounted to Ps.12.1 billion, showing a decrease of 2% QoQ and an increase of 8% YoY.

Banco Macro’s liquid asset to total deposits ratio remained at high levels reaching 51.9% in 4Q10.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Cash	5,016.2	4,960.7	4,507.6	4,797.3	5,202.0
Guarantees for compensating chambers	242.4	270.5	270.7	286.4	287.1
Loans to AAA companies	267.1	39.9	319.5	149.3	212.1
Call	50.0	4.6	51.0	48.0	110.1
Repos	1,046.2	1,308.3	1,838.4	1,827.0	2,323.5
LEBAC / NOBAC	4,650.4	5,209.1	5,538.7	5,293.5	4,005.8
TOTAL	11,272.3	11,793.0	12,525.9	12,401.5	12,140.6

Liquid assets to total deposits	60.6%	60.4%	58.8%	54.8%	51.9%

4Q10 Results	Page 9 of 18

SOLVENCY

In 4Q10, Banco Macro’s integrated capital was Ps.4.3 billion, well above the required capital of Ps.1.8 billion.

The capitalization ratio was 24.7% in 4Q10, well above the minimum required by the regulations.  The reduction in the capitalization ratio from 26.9% was due to the increased in the required capital that accompanied the Bank’s loan growth.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.
MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Credit risk requirement	1,103	1,115	1,197	1,225	1,423
Market risk requirement	40	58	51	59	56
Interest rate requirement	201	265	231	238	283
Integrated capital	3,708	3,979	3,999	4,042	4,324
Excess capital	2,364	2,541	2,520	2,520	2,562

Capitalization ratio	27.4%	29.1%	27.1%	26.9%	24.7%

ASSET QUALITY

In 4Q10, Banco Macro’s non-performing to total financing ratio reached 2.09% following the recovery process initiated in early 2010.

In 4Q10, the irregular (non-performing) commercial portfolio improved, with a reduction in the non-performing ratio of 14 basis points, as well as non-performing consumer loans, with a decrease of 44 basis points.

In 4Q10, the Bank decided to account additional provisions of Ps.64.7 million to those required by the Central Bank and to comply with the provisioning policy established by the Bank. Consequently, the Bank created an additional provision of Ps.60 million to be assigned to commercial loans that might continue suffering the consequences of the past crisis (2008/2009).  Additionally, the Bank accounted provisions of Ps.4.7 million to cover the consumer portfolio since clients categorized as 4 without guarantee are 100% provisioned.

Due to the improvement in the NPL portfolio and the additional provisions, the coverage ratio reached 147.2% in 4Q10.

The Bank’s is committed to continue working in this area to maintain excellent asset quality standards.

4Q10 Results	Page 10 of 18

ASSET QUALITY	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Commercial portfolio	5,559.8	5,796.2	6,719.1	6,795.1	7,887.9
Irregular	118.5	102.4	103.8	86.5	89.3
Consumer portfolio	6,733.9	7,003.0	7,366.5	8,219.0	9,331.6
Irregular	278.7	275.2	246.7	273.8	270.1
Total portfolio	12,293.7	12,799.2	14,085.6	15,014.1	17,219.5
Irregular	397.2	377.7	350.5	360.3	359.4
Irregular / Total portfolio	3.23%	2.95%	2.49%	2.40%	2.09%
Total provisions	461.0	447.9	434.2	437.9	529.2
Coverage ratio w/allowances	116.06%	118.60%	123.87%	121.56%	147.22%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

	MACRO consolidated
CER EXPOSURE	IV 09	I 10	II 10	III 10	IV 10
In MILLION $

CER adjustable ASSETS
Government Securities	424.9	25.9	0.2	0.1	0.0

Guaranteed loans	210.6	218.5	226.9	236.9	279.3
Private sector loans	31.4	28.0	25.0	21.8	18.6
Other loans	5.1	5.2	5.3	3.1	3.2
Loans	247.1	251.7	257.2	261.8	301.1

Leasing	1.1	1.0	1.0	0.0	0.0
Other loans	3.9	3.1	2.5	2.4	2.2
Total CER adjustable assets	677.0	281.7	261.0	264.3	303.3

CER adjustable LIABILITIES
Deposits	0.5	0.5	0.6	0.6	0.6
Other liabilities from financial intermediation	44.8	45.4	45.6	45.5	45.4
Subordinated corporate bonds	0.9	0.5	0.5	0.0	0.0
Total CER adjustable liabilities	46.2	46.4	46.7	46.1	46.0

NET ASSET CER EXPOSURE	630.8	235.3	214.3	218.2	257.3

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Cash	2,635.0	2,341.1	2,481.2	2,500.9	2,199.9
Government Securities	1,596.8	588.6	360.5	362.3	2,581.7
Loans	1,899.2	2,040.4	2,061.6	2,122.9	2,382.8
Other receivables from financial intermediation	1,264.2	1,885.4	2,370.1	2,494.6	2,846.6
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	30.0	36.8	37.2	39.8	43.9
Other assets	72.6	69.8	66.0	64.7	60.4
TOTAL ASSETS	7,498.4	6,962.7	7,377.2	7,585.8	10,115.9
Deposits	3,895.9	3,879.9	3,908.8	3,947.1	3,890.4
Other liabilities from financial intermediation	1,892.3	749.2	762.2	813.0	3,329.2
Other liabilities	5.6	5.0	4.4	4.6	5.5
Subordinated corporate bonds	571.5	597.7	590.9	610.5	598.5
TOTAL LIABILITIES	6,365.3	5,231.8	5,266.3	5,375.4	7,823.6

NET FX POSITION	1,133.1	1,730.9	2,110.9	2,210.4	2,292.3

4Q10 Results	Page 11 of 18

RELEVANT AND RECENT EVENTS

•	In November 2010, Banco Macro signed a purchase agreement with the Government of the City of Buenos Aires to acquire a property for an amount of Ps.110 million.

•	In December 2010, Banco Macro S.A. transferred 2% of the shares of Banco Privado S.A. to Sud Inversiones y Análisis S.A. (1%) and to Macro Securities S.A. Sociedad de Bolsa (1%).

•	In December 2010, the Bank paid semiannual interests on Class 1 Notes for USD7.3 million and Class 3 Notes for Ps.10.6 million.

•	In February 2011, the Bank paid semiannual interests on Class 2 Notes for USD4.5 million.

•	The Board of Directors will propose to the next Shareholder’s Meeting a cash dividend of Ps.505.3 million (Ps.0.85 per share).

4Q10 Results	Page 12 of 18

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on February 11, 2011 at 13:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(800) 817-8873 (Within the U.S.)

(719) 325-2496 (Outside the U.S.)

Conference ID: 2300322

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

4Q10 Results	Page 13 of 18

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

ASSETS	26,859.2	28,201.5	30,372.8	32,165.8	33,524.4
Cash	5,016.2	4,960.7	4,507.6	4,797.3	5,202.0
Government Securities	6,981.1	7,381.4	8,038.2	8,079.1	7,030.1
LEBAC/NOBAC	4,650.4	5,209.1	5,538.7	5,293.5	4,005.8
Other	2,330.7	2,172.4	2,499.5	2,785.6	3,024.3
Loans	11,096.8	11,458.1	12,611.3	13,750.0	15,910.1
to the non-Financial Government Sector	206.5	338.9	231.8	278.3	336.4
to the Financial Sector	90.9	53.4	120.4	114.5	155.7
to the non-financial private sector	11,247.5	11,499.4	12,679.2	13,780.9	15,932.9
-Overdrafts	1,436.3	1,254.9	1,671.8	1,684.3	2,033.0
-Discounted documents	1,412.6	1,341.5	1,326.3	1,451.8	1,805.2
-Mortgages	746.8	802.0	791.2	827.2	902.7
-Pledges	262.5	282.3	295.1	298.1	347.3
-Consumer	4,006.6	4,234.1	4,668.1	5,150.5	5,802.4
-Credit cards	950.1	970.0	1,021.9	1,326.5	1,553.2
-Other	2,271.8	2,447.4	2,739.8	2,865.2	3,302.2
- Less: int. doc., cotiz dif.	160.8	167.2	165.0	177.3	186.9
Allowances	-448.0	-433.6	-420.1	-423.7	-514.9
Other receivables from financial intermediation	2,433.3	2,974.8	3,867.8	3,920.3	3,599.3
Investments in other companies	10.0	10.0	9.8	9.8	9.7
Other receivables	366.5	427.0	359.9	530.6	597.0
Other assets	955.3	989.5	978.2	1,078.7	1,176.2
LIABILITIES	23,500.4	24,596.7	26,762.3	28,287.4	29,371.6
Deposits	18,592.9	19,513.2	21,295.4	22,640.9	23,407.4
From the non-financial government sector	3,613.9	4,312.4	5,134.5	5,724.3	5,216.1
From the financial sector	14.1	10.9	14.2	10.9	15.8
From the non-financial private sector	14,964.9	15,189.9	16,146.7	16,905.7	18,175.5
-Checking accounts	3,275.8	3,256.1	3,716.7	3,730.4	4,178.7
-Savings accounts	3,445.6	3,236.3	3,523.2	3,771.6	4,526.7
-Time deposits	7,711.5	8,140.7	8,090.9	8,592.7	8,714.1
-Other	532.0	556.8	515.9	811.0	756.0
Other liabilities from financial intermediation	3,338.1	3,281.6	4,292.0	4,320.7	4,591.3
Subordinated corporate bonds	572.5	598.2	591.5	610.5	598.5
Other liabilities	996.9	1,203.7	583.4	715.3	774.4

SHAREHOLDERS' EQUITY	3,358.8	3,604.8	3,610.5	3,878.4	4,152.8

LIABILITIES + SHAREHOLDERS' EQUITY	26,859.2	28,201.5	30,372.8	32,165.8	33,524.4

4Q10 Results	Page 14 of 18

ANUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2006	2007	2008	2009	2010

ASSETS	14,505.0	19,718.2	22,425.0	26,859.2	33,524.4
Cash	2,626.9	3,117.4	3,523.9	5,016.2	5,202.0
Government Securities	3,223.0	3,950.7	4,779.3	6,981.1	7,030.1
LEBAC/NOBAC	2,787.0	3,478.2	3,838.9	4,650.4	4,005.8
Other	436.0	472.5	940.4	2,330.7	3,024.3
Loans	6,527.1	10,009.4	11,280.0	11,096.8	15,910.1
to the non-Financial Government Sector	774.3	732.5	744.5	206.5	336.4
to the Financial Sector	436.9	161.7	80.4	90.9	155.7
to the non-financial private sector	5,524.4	9,335.6	10,893.4	11,247.5	15,932.9
-Overdrafts	1,103.3	1,375.1	1,556.4	1,436.3	2,033.0
-Discounted documents	543.7	1,213.7	1,348.6	1,412.6	1,805.2
-Mortgages	426.1	619.8	738.6	746.8	902.7
-Pledges	300.9	348.0	339.9	262.5	347.3
-Consumer	1,431.1	3,207.5	3,806.5	4,006.6	5,802.4
-Credit cards	497.9	722.0	869.1	950.1	1,553.2
-Other	1,131.3	1,719.0	2,071.9	2,271.8	3,302.2
- Less: int. doc., cotiz dif.	90.1	130.5	162.4	160.8	186.9
Allowances	-208.6	-220.4	-438.3	-448.0	-514.9
Other receivables from financial intermediation	914.6	1,226.3	1,454.1	2,433.3	3,599.3
Investments in other companies	10.4	10.4	10.5	10.0	9.7
Other receivables	193.4	254.3	251.8	366.5	597.0
Other assets	1,009.6	1,149.7	1,125.4	955.3	1,176.2
LIABILITIES	12,190.0	17,010.5	19,608.4	23,500.4	29,371.6
Deposits	10,071.0	13,591.1	15,828.4	18,592.9	23,407.4
From the non-financial government sector	1,295.6	1,774.1	3,938.0	3,613.9	5,216.1
From the financial sector	5.1	13.3	22.4	14.1	15.8
From the non-financial private sector	8,770.3	11,803.7	11,868.0	14,964.9	18,175.5
-Checking accounts	1,876.2	2,599.7	2,581.1	3,275.8	4,178.7
-Savings accounts	2,097.4	2,780.4	2,716.9	3,445.6	4,526.7
-Time deposits	4,381.0	5,907.0	6,031.9	7,711.5	8,714.1
-Other	415.7	516.6	538.1	532.0	756.0
Other liabilities from financial intermediation	1,237.1	2,571.9	2,714.9	3,338.1	4,591.3
Subordinated corporate bonds	507.8	490.7	521.7	572.5	598.5
Other liabilities	374.1	356.8	543.4	996.9	774.4

STOCKHOLDERS´ EQUITY	2,315.0	2,707.7	2,816.6	3,358.8	4,152.8

LIABILITIES + STOCKHOLDERS´ EQUITY	14,505.0	19,718.2	22,425.0	26,859.2	33,524.4

4Q10 Results	Page 15 of 18

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV09	I10	II10	III10	IV10

Financial income	943.7	972.5	815.1	935.1	1,005.7
Interest on cash and due from banks	0.1	0.0	0.0	0.2	0.1
Interest on loans to the financial sector	0.8	2.0	3.0	4.2	4.5
Interest on overdrafts	76.4	59.6	63.4	69.0	86.8
Interest on documents	43.5	34.7	35.7	35.7	40.2
Interest on mortgages loans	25.9	25.7	27.6	28.3	30.9
Interest on pledges loans	11.1	11.5	12.8	12.7	14.3
Interest on credit cards loans	45.9	47.4	49.7	48.3	64.6
Interest on other loans	331.7	345.2	364.7	387.6	441.3
Income from government & private securities	382.4	369.6	171.8	233.4	213.9
Net options results	0.0	0.6	0.0	0.0	0.0
Income from guaranteed loans	3.7	0.1	0.5	21.7	39.8
Interest on other receivables from fin. intermediation	0.0	0.1	0.5	0.1	0.3
CER adjustment	7.8	1.0	1.8	35.7	7.7
CVS adjustment	0.2	0.2	0.1	0.3	0.1
Difference in quoted prices of foreign exchange	11.0	43.8	48.2	32.7	35.5
Other	3.2	31.0	35.3	25.4	25.7
Financial expense	-358.6	-318.5	-318.4	-335.4	-357.9
Interest on checking accounts	-3.7	-3.0	-1.0	-0.1	0.0
Interest on saving accounts	-4.6	-4.6	-4.9	-5.1	-5.0
Interest on time deposits	-254.5	-230.0	-229.8	-240.1	-254.6
Interest on loans from the financial sector	-1.4	-1.1	-1.1	-1.2	-1.0
Interest on subordinated notes	-0.1	0.0	0.0	0.0	0.0
Other Interest	-14.1	-14.1	-14.2	-14.4	-14.7
Interest on other liabilities from fin. intermediation	-19.5	-16.2	-15.2	-15.5	-16.0
CER adjustments	-1.0	-1.4	-1.4	-1.0	-1.1
Deposits guarantee fund	-7.7	-7.9	-8.4	-9.0	-9.9
Other Interest	-51.6	-39.7	-41.9	-48.6	-55.0
Net financial income	585.1	654.0	496.7	599.7	647.8
Provision for loan losses	-64.6	-37.8	-23.2	-25.2	-128.8

Fee income	277.8	283.0	309.8	339.0	392.8
Fee expenses	-62.9	-62.7	-68.1	-74.0	-80.6
Net fee income	214.9	220.3	241.7	265.0	312.2

Administrative expenses	-418.9	-414.2	-454.2	-471.8	-577.1
Minority interest	-1.6	-1.5	-1.8	-2.0	-1.6
Net other income	-28.1	15.0	35.2	22.3	5.5
Earnings before income tax	286.8	435.8	294.4	388.0	258.0
Income tax	-45.0	-189.8	-72.3	-120.1	16.4

Net income	241.8	246.0	222.1	267.9	274.4

4Q10 Results	Page 16 of 18

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2006	2007	2008	2009	2010

Financial income	1,155.3	1,890.4	3,029.9	3,860.5	3,728.4
Interest on cash and due from banks	11.7	19.9	7.0	0.4	0.3
Interest on loans to the financial sector	16.7	32.1	15.6	7.5	13.7
Interest on overdrafts	120.1	177.5	357.2	340.3	278.9
Interest on documents	57.0	103.4	184.9	195.1	146.3
Interest on mortgages	48.5	68.1	97.1	104.0	112.5
Interest on pledges	43.0	51.5	64.5	55.1	51.3
Interest on credit cards	31.0	55.7	118.0	183.4	210.1
Interest on other loans	259.8	578.7	1,032.8	1,243.8	1,538.8
Income from government & private securities	324.2	487.8	641.3	1,371.0	988.7
Net options results	0.0	1.6	0.2	0.0	0.6
Results of guaranteed loans	29.9	35.0	37.0	7.2	62.1
Interest on other receivables from fin. intermediation	15.2	18.5	14.4	0.1	1.0
CER adjustment	85.0	78.1	70.5	18.7	46.2
CVS adjustment	2.0	1.6	0.8	0.7	0.7
Difference in Foreign Exchange	40.0	48.8	143.1	133.7	160.2
Other	71.3	131.1	245.4	199.5	117.4
Financial expense	-395.0	-805.2	-1,342.1	-1,511.6	-1,330.2
Interest on checking accounts	-9.5	-20.0	-17.7	-16.4	-4.1
Interest on saving accounts	-6.7	-11.4	-14.5	-17.1	-19.6
Interest on time deposits	-233.7	-457.4	-933.9	-1,146.0	-954.5
Interest on interfinancing received loans	-0.8	-4.6	-3.9	-2.7	-4.4
Interest on other financing from financial institutions	-0.3	-0.2	0.0	-0.1	0.0
Interest on subordinated notes	0.0	-49.9	-47.5	-54.9	-57.4
Other Interest	-14.4	-9.8	-8.8	-2.7	-2.0
Net Income from options	-0.4	0.1	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	-14.4	-70.7	-91.1	-81.5	-62.9
CER adjustments	-55.7	-43.7	-33.0	-4.3	-4.9
Deposits guarantee fund	-11.8	-20.2	-26.0	-30.0	-35.2
Other Interest	-47.2	-117.4	-165.7	-155.9	-185.3
Net financial income	760.3	1,085.2	1,687.8	2,348.9	2,398.2
Provision for loan losses	-59.7	-94.7	-297.6	-197.5	-215.0

Fee income	452.6	662.4	891.7	1,050.3	1,324.5
Fee expense	-93.4	-150.3	-172.4	-226.6	-285.4
Net fee income	359.3	512.1	719.3	823.7	1,039.2

Administrative expense	-652.4	-953.9	-1,211.4	-1,522.4	-1,917.3
Minority interest	-3.1	-2.1	-3.4	-5.1	-6.9
Net other income	97.1	41.0	26.5	-36.3	78.0
Earnings before income tax	501.2	587.6	921.3	1,411.2	1,376.2
Income tax	-76.9	-92.4	-261.2	-659.3	-365.8

Net income	424.3	495.2	660.0	751.9	1,010.4

4Q10 Results	Page 17 of 18

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV09	I10	II10	III10	IV10

Profitability & performance
Net interest margin	12.5%	12.1%	9.5%	11.3%	11.4%
Net fee income ratio	26.9%	25.2%	32.7%	30.7%	32.5%
Efficiency ratio	52.4%	47.4%	61.5%	54.6%	60.1%
Net fee income as a percentage of adm expenses	51.3%	53.2%	53.2%	56.2%	54.1%
Return on average assets	3.8%	3.6%	3.3%	3.8%	3.7%
Return on average equity	30.2%	28.0%	25.6%	28.9%	27.3%
Liquidity
Loans as a percentage of total deposits	62.1%	60.9%	61.2%	62.6%	70.2%
Liquid assets as a percentage of total deposits	60.6%	60.4%	58.8%	54.8%	51.9%
Capital
Total equity as a percentage of total assets	12.5%	12.8%	11.9%	12.1%	12.4%
Regulatory capital as a percentage of risk weighted assets	27.4%	29.1%	27.1%	26.9%	24.7%
Asset Quality
Allowances over total loans	3.9%	3.7%	3.2%	3.0%	3.1%
Non-performing loans as a percentage of total loans	3.3%	3.0%	2.6%	2.4%	2.1%
Allowances as a percentage of non-performing loans	119.5%	121.0%	126.1%	123.1%	148.9%
Amparos as a percentage of average equity	1.6%	1.4%	1.5%	1.4%	1.3%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV09	I10	II10	III10	IV10

Profitability & performance
Net interest margin	11.7%	12.1%	11.2%	11.3%	11.1%
Net fee income ratio	26.0%	25.2%	28.6%	29.3%	30.2%
Efficiency ratio	48.0%	47.4%	53.8%	54.1%	55.8%
Net fee income as a percentage of adm expenses	54.1%	53.2%	53.2%	54.2%	54.2%
Return on average assets	3.0%	3.6%	3.3%	3.4%	3.6%
Return on average equity	24.6%	28.0%	26.8%	27.5%	27.1%
Liquidity
Loans as a percentage of total deposits	62.1%	60.9%	61.2%	62.6%	70.2%
Liquid assets as a percentage of total deposits	60.6%	60.4%	58.8%	54.8%	51.9%
Capital
Total equity as a percentage of total assets	12.5%	12.8%	11.9%	12.1%	12.4%
Regulatory capital as a percentage of risk weighted assets	27.4%	29.1%	27.1%	26.9%	24.7%
Asset Quality
Allowances over total loans	3.9%	3.7%	3.2%	3.0%	3.1%
Non-performing loans as a percentage of total loans	3.3%	3.0%	2.6%	2.4%	2.1%
Allowances as a percentage of non-performing loans	119.5%	121.0%	126.1%	123.1%	148.9%
Amparos as a percentage of average equity	1.7%	1.4%	1.5%	1.5%	1.5%

ANNUAL RATIOS	MACRO consolidated
	2006	2007	2008	2009	2010

Profitability & performance
Net interest margin	7.1%	6.9%	8.2%	11.7%	11.1%
Net fee income ratio	32.4%	32.0%	29.9%	26.0%	30.2%
Efficiency ratio	59.5%	59.9%	50.3%	48.0%	55.8%
Net fee income as a percentage of adm expenses	54.5%	53.5%	59.4%	54.1%	54.2%
Return on average assets	3.6%	2.8%	3.0%	3.0%	3.6%
Return on average equity	22.2%	20.2%	23.8%	24.6%	27.1%
Liquidity
Loans as a percentage of total deposits	66.9%	75.3%	74.0%	62.1%	70.2%
Liquid assets as a percentage of total deposits	65.2%	53.1%	51.4%	60.6%	51.9%
Capital
Total equity as a percentage of total assets	16.0%	13.7%	12.6%	12.5%	12.4%
Regulatory capital as a percentage of risk weighted assets	31.3%	26.8%	22.9%	27.4%	24.7%
Asset Quality
Allowances over total loans	3.1%	2.2%	3.7%	3.9%	3.1%
Non-performing loans as a percentage of total loans	2.0%	1.6%	2.6%	3.3%	2.1%
Allowances as a percentage of non-performing loans	154.3%	138.8%	141.8%	119.5%	148.9%
Amparos as a percentage of average equity	3.2%	4.1%	1.3%	1.7%	1.5%

4Q10 Results	Page 18 of 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: Febraury 10, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director